
MOHAWK®


12026537

Creativity

Practicality

Resilience

Happiness

Beauty

Tradition

Warmth

Value

Simplicity

Authenticity

Comfort

Durability

ALWAYS IN STYLE

2011 Annual Report

Timelessness

Innovation

Markets Contract.
Markets Expand.

But the desire for beautiful and functional space never goes away.

That's why Mohawk is Always in Style.



ALWAYS IN STYLE

Peace Of Mind

Enjoying beautiful carpet should be worry-free. It's important to today's value-conscious consumer that this major home investment can stand up to the demands of everyday life. That's why Mohawk ensures that softness, stain resistance, easy maintenance and durability are defining attributes of our residential carpet collections.

ALWAYS IN STYLE

Great Art

Let your space be your canvas, and our products your palette. Dal-Tile offers a vast array of tile colors, shapes, sizes and finishes. The breadth and depth of this product portfolio provides tile customers the opportunity to transform a purchase into a unique masterpiece.




ALWAYS IN STYLE
Simple & Easy
A new floor does not have to be a complex proposition. For consumers who want to keep their makeovers simple, our Quick-Step® and Mohawk® laminate flooring fulfills the desire for beautiful, tile- or hardwood-inspired floors with uncomplicated installation and maintenance.

ALWAYS IN STYLE

Character

Whether it's traditional oak or exotic Brazilian cherry or distressed maple, character is the common denominator among our hardwood flooring choices. Mohawk®, Columbia® and Century® hardwood collections combine craftsmanship with natural wood to bring timeless authenticity to a room.





ALWAYS IN STYLE

Practical Matters

Beautiful flooring is not confined to residential applications. Our commercial products are engineered to meet the durability requirements of heavy-traffic public areas while also providing the right aesthetic quality to enhance the space.

To Our Shareholders,



Mohawk's financial performance continued to improve in 2011. Each of our businesses continued to grow sales through new product innovations and geographic expansion and to increase profitability through process improvements, asset realignments and cost reductions. As a result, Mohawk now has a leaner, smarter and more responsive business model which we will increasingly leverage as the flooring industry moves toward a more normalized level of business activity.

A STRENGTHENING PERFORMANCE IN 2011

During the past 12 months, there were some encouraging signs of strengthening market activity. In the United States, the Mohawk segment grew net sales in both the residential and commercial markets. Dal-Tile sales in both the U.S. and Mexico expanded, with the commercial market outpacing residential sales in the U.S. Despite the challenging European economy, Unilin improved results from the prior year. Stronger end-markets translated into 2011 net sales of $5.6 billion, a six percent increase over 2010. Excluding unusual items, earnings rose 16 percent to $2.92* per share.

In addition, we are pleased to report that our businesses continue to generate strong net cash from operating activities, totaling $301 million in 2011. During the year, we successfully implemented price increases to help offset raw material inflation, had efficiency and productivity gains, enhanced product engineering, increased use of alternative materials and aligned manufacturing assets with market conditions and changing consumer preferences.

*See page 22 for Non-GAAP Reconciliation

DIFFERENTIATING PRODUCTS IN THE MARKETPLACE

The Mohawk segment is focused on ensuring its product mix aligns well with shifting market demands. We have broadened our product lines to offer those fibers and features most often requested by consumers. Our popular and proprietary products, such as SmartStrand® in the triexta fiber category, are competitive differentiators for us in the residential market. We also have just introduced SmartStrand Silk™ and SmartStrand Ultra™, brand extensions that represent a new generation of softness and durability in carpets and that should have an immediate impact on sales.

In addition, we are extending triexta to the commercial and multi-family markets where we believe the durability, stain-resistance and sustainability attributes of the fiber will make our new products well received there.

Just as we have adjusted production in our residential lines toward more profitable areas of the market, we also have increased manufacturing capacity in the commercial offerings to meet the growing demand for modular carpet tile, as well as invested in new technology for high-style hospitality print carpet.

Differentiated products continue to be an important part of Dal-Tile's market strategy. Here, efforts are focused on incorporating our Reveal Imaging® technology, which reproduces the natural looks of stone, wood or fabric with exceptional precision, into a broader array of product offerings.

With a history of innovation, Unilin remains focused on product development, such as distressed wood and wide plank styles, for the premium market. Unilin's insulation products business is growing rapidly in Europe, where regulatory requirements for increased energy efficiency are fueling demand.

INVESTMENTS TO BUILD A BETTER MOHAWK

We invested more than $275 million in capital expenditures in 2011, and we continue to make investments across all of our businesses that contribute to a stronger business model, build a more effective organization and lead to higher profitability. For example, we are in the process of extending our use of SAP within Dal-Tile to further improve customer responsiveness and decrease the cost of sales.

Our R&D initiatives include developing products with a higher percentage of recycled material and manufacturing processes that use natural resources more effectively. Mohawk is the only flooring company to make the *Newsweek* Top 500 Green Rankings for three consecutive years, and *Floor Covering Weekly* in 2011 presented us with the GreenStep Pinnacle Award for environmental leadership. Investing in our employees is also essential to our success, and we are proud to report that *Training* magazine recently ranked us fourth among U.S. companies for our employer-sponsored training and development programs.

INITIATIVES THAT CAPITALIZE ON GLOBAL GROWTH

Our long-term strategy reflects the Company's ongoing evolution from its foundation as a North American carpet

> "Mohawk's financial performance continued to improve in 2011. Each of our businesses continued to grow sales through new product innovations and geographic expansion and to increase profitability through process improvements, asset realignments and cost reductions."
>
> Jeff Lorberbaum



business into a larger, more diverse total flooring company that operates in the global marketplace. We are expanding our portfolio of investments in fast-growing markets around the world and continually assessing new opportunities. In each case, our approach is to enter new geographies in a way that is best suited to the local market – either through joint venture, acquisition or a greenfield initiative.

In Mexico, Dal-Tile has delivered strong sales growth as it adds new wholesale and retail customers. We are on schedule to open a second manufacturing site this spring in Mexico for products that target the core segment of that market and broaden our offering across all price points. Dal-Tile's joint venture in China continues to help us establish a presence in the world's largest tile market, while also manufacturing product for export to other regions.

Unilin's sales initiative in Russia crossed a milestone in October 2011 with the opening of a laminate plant that has already exceeded expectations. Local manufacturing will improve our cost structure and our ability to service Russian customers. During the year, Unilin consolidated facilities in Malaysia, reducing costs and increasing capacity, and acquired the largest distributor of laminate and wood flooring products in Australia to better serve the local market, a strategy that has worked well in the United Kingdom.

A STRONG CAPITAL STRUCTURE AND ORGANIZATION

Our ability to expand internationally while continuing to make investments in our existing businesses reflects one of Mohawk's greatest strengths – its balance sheet. At year-end, our net debt to adjusted EBIDTA ratio was 2.0, and we have liquidity of more than $900 million available to redeem our 2012 bonds and provide flexibility for future opportunities.

Our management team represents another strength and will be instrumental in our ability to realize new market potential. We have recently promoted Brian Carson to succeed Frank Peters as President of the Mohawk division and John Turner, Jr., to succeed Harold Turk as President of Dal-Tile. These appointments underscore the depth of our current management team and our commitment to effective succession planning. We are grateful to both Frank and Harold for their many years of leadership and for their willingness to remain with the Company throughout 2012 to help identify and explore strategic development opportunities in their respective business units.

We remain optimistic about the future of the flooring industry. Long-term, we expect the industry to outpace GDP growth, due to expected expansion of household formation as well as improvement in consumer confidence and employment levels, and lower housing inventories. Mohawk's products will always be in style and in demand because of the timeless desire to enhance the residential and commercial spaces in which we live and work. Our focus will remain squarely on investments in growth initiatives, innovative products, a strong balance sheet and a low-cost infrastructure – all strategies that have proven to be as sound and timeless as our products.

We appreciate your support.



Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer



W. Christopher Wellborn
President and Chief Operating Officer

A Closer Look At Our Three Businesses

Mohawk's ability to manage successfully through business cycles results from our diversification of the business over the past decade. Today, the Company operates three distinct businesses that participate in multiple product categories, sales channels and geographic markets. As the flooring industry returns to growth, these businesses are poised to further strengthen their positions in the marketplace.

In the pages that follow, our business leaders review how their manufacturing and marketing strengths will capitalize on opportunities. International expansion, in particular, is important to our hard-surface products and should help spur long-term sales growth. Innovation is a priority for all of our businesses and is critical to their ability to differentiate our products in the marketplace. As we begin 2012, Mohawk remains forward focused and ready to reward our shareholders with profitable growth.

Sincerely,

W. Christopher Wellborn
President and Chief Operating Officer


Mohawk Flooring



A CONVERSATION WITH

Brian Carson
President, Mohawk Flooring

What broad trends are you seeing in the carpet category?

On the residential side, we're beginning to see a turnaround in what has been a four-year downturn. Recently consumers have focused on price – often trading down on product selections to meet their budget constraints. Even so, consumers still look for high-quality products. To satisfy these needs, we have made significant R&D investments in fiber technology, with Mohawk's exclusive SmartStrand® fiber representing the foremost innovation in this area.

How well positioned is Mohawk against these market trends?

SmartStrand fibers provide a truly differentiated product with performance attributes for which consumers are willing to pay a premium. We know of no other fiber technology that can match the combination of softness, durability and stain resistance that SmartStrand achieves. The recently introduced SmartStrand Silk™ and SmartStrand Ultra™ lines are adding even more product depth in this category through a newly engineered level of luxurious softness and the same proven built-in soil and stain resistance. We've also added Scotchgard®* protection in some of our lines to create additional value and have increased our filament fiber making capacity, adding 80 million pounds of capacity in 2011 alone.

On the commercial carpet side, what trends are you seeing and how are you capitalizing on them?

Commercial customers continue to move from broadloom carpet to carpet tile. We've increased our modular manufacturing capacity, adding approximately 35 percent more capacity in the past year. We also are leveraging the SmartStrand brand, in both broadloom and tile formats, into the commercial market, where we believe we can replicate its residential success. Commercial project managers seeking LEED certification are requiring products with sustainability attributes. With a significant portion of the fibers made from renewable resources, SmartStrand should be well received in this market.

*Scotchgard® is a registered trademark of 3M Company.



Though carpet comprises the majority of sales in the Mohawk segment, you also offer Mohawk-branded hard-surface products. What is the strategy behind these product offerings?

Consumers increasingly are looking for a variety of flooring surfaces in the same home that add a unique element of design and functionality in their living areas. Expanding the Mohawk brand into hard surfaces allows us to provide complete flooring solutions for the home to capture a greater share of the customer's total flooring purchase. In addition, by including hard-surface products in our mix, we can further leverage our distribution infrastructure, which helps to improve delivery time for our customers.

Looking ahead, what are your priorities for the Mohawk segment?

I am optimistic about our business and am confident that the residential remodeling consumer will return in a meaningful way as the market recovers. In addition, we believe our product line improvements and fiber innovations have us well positioned for continued commercial carpet growth. We are focused on product innovation that drives consumer demand and creates value for Mohawk and our retail partners. We can improve our sustainability and our cost position by increasing our usage of recycled materials. We've made great progress in this area, but there's a lot more to do. We are increasing the effectiveness of our residential and commercial sales force with increased training and new technology to help them better understand retailers' needs and deliver on them faster and more effectively. Each of these initiatives represents an opportunity to expand our margins and improve our return on investment.

Mohawk At-A-Glance



Brands

Karastan®
Mohawk®
Aladdin®
Horizon®
Bigelow®
Lees®
Durkan®
Mohawk Home™

Highlights

1. Two brand extensions of SmartStrand® products were introduced. SmartStrand Silk™ features an unmatched combination of softness, performance and sustainability, while SmartStrand Ultra™ is a collection of soft, stylized products with enhanced warranties that build in value.

2. In the commercial market, the premium Lees® brand introduced a SmartStrand collection that leverages stain resistance and environmental benefits. Also a Duracolor® collection with premium features and more economical price points was introduced.

3. Service performance for customers continued to improve through better delivery times and an expansion of quick-ship offerings.

4. Mohawk continued to invest in brand-building awareness promotions such as fundraising for breast cancer research and awareness through the introduction of the Decorate for the Cure™ Mohawk SmartCushion™ and Karastan® KaraStep Reserve™ programs, which add depth to the well-established Specify for a Cure®* commercial carpet program.

5. Mohawk Home launched a new website to help educate consumers about rug options and added new media initiatives such as QR codes on labels to provide consumers with a broad range of product-related information at the point of sale. Customers can also interact live with Mohawk Home via its pages on many social media, including Facebook, Myspace, Twitter and Friendster.

*"Specify for a Cure" is a registered trademark of the Susan G. Komen Foundation, used under license.

Investing To Drive Differentiation

Unique products that offer consumers added value are key to profitable growth. We continue to invest in talent and technology to drive internal product development. As we have integrated manufacturing backward into fiber and backing production, our internal R&D investment has stepped up as well and is rewarding us today with exciting new product innovations.



As a result of our ongoing research, EverStrand® and Wear-Dated® Revive™ now feature an industry-leading level of recycled content while still maintaining their attributes of softness, stain-resistance and durability.



The debut of SmartStrand Silk™ takes carpet softness to a new level.



Our commitment to product innovation is matched by a commitment to develop the talents of our people in order to be responsive to marketplace needs.



Collections with our Duracolor® fiber offer premium performance attributes at an affordable price point for commercial customers.

Dal-Tile



A CONVERSATION WITH

John Turner, Jr.
President, Dal-Tile



What current trends are defining the tile category?

The single largest trend is producing tile that is a realistic replica of another material, whether it be real natural stone, a piece of fabric or a hardwood plank. At Dal-Tile, we have developed proprietary technology called Reveal Imaging®. This technology produces ceramic tile that can replicate almost any natural stone, such as marble, slate or travertine; or hardwood flooring with knots and graining characteristics; and even fabrics such as linen, silk or tweed. This will revolutionize where tile can go in the future.

What are some applications for Reveal Imaging technology that open new opportunities?

Think about how hardwood in a bathroom or Carrera marble in a high-traffic area was never a practical flooring option for these spaces due to maintenance requirements. With Reveal Imaging technology, you can achieve the look of hardwood or marble, while receiving the performance benefits of ceramic and porcelain tile. We have introduced more product applications with this technology than any other North American supplier – taking its possibilities to an unprecedented level. We continue to lead the industry by extending the Reveal Imaging product line beyond floor tile to include wall, mosaic, trim and decorative tiles. No other tile manufacturer currently has that capability.

Dal-Tile already has a leading position in the U.S. tile market. Where will you be able to grow domestically?

For Dal-Tile, the mid-market has always represented our greatest area of strength. We have significant opportunities in other categories at both the value and the high end of the product spectrum. We will continue to hone our expertise while identifying newly emerging product categories and leveraging our distribution network to grow market share. Technical porcelain and thin tiles, for example, are high-performance products in the commercial arena that we believe will take share from other finishes in the future. We have established positions in each and are poised for strong growth.



What other opportunities do you see in the U.S. tile market?

Natural stone is a major growth opportunity. As a product, natural stone has broad consumer appeal and many applications. As a market category, natural stone is still very fragmented. We believe our national customer relationships provide a valuable entry point to this market, particularly as the new construction market rebounds. The home center channel is another significant opportunity. In this channel, we are aligning our manufacturing assets with the mass-market needs of national, big-box retailers. Finally, the premium end of the commercial business presents a sizeable avenue for market growth.

Describe the global opportunity for Dal-Tile and the competitive picture around the world.

Ceramic tile is the most popular flooring product in the world outside the United States. Tile has been used as flooring for centuries, so it's very well accepted. As with natural stone, the global tile market is generally fragmented. Dal-Tile's scale, in both manufacturing and distribution, gives us a unique advantage to grow sales and increase our market share. In most markets, there is usually no single supplier with the degree of share that Dal-Tile has in the U.S.

Can you leverage and replicate Dal-Tile's U.S. business model in other countries?

Every market is different. We have to assess each opportunity and determine the best strategy to tackle it. In the U.S., Dal-Tile started with a single plant in Dallas and sold its products through independent distributors. Eventually, the Company bought several distributorships, which became the basis for our current sales and service center network, then integrated backward into other types of product manufacturing. The unique dynamics of each market will shape how our business evolves there. There are two important takeaways. First, the global tile market is extremely large; and second, Dal-Tile has a wealth of expertise in tile manufacturing and marketing. That's a great combination and creates long-term opportunity for us around the world.

Dal-Tile At-A-Glance



Brands

Daltile®

American Olean®

Highlights

1. During 2011, renovation projects drove commercial sales with the hospitality, healthcare, restaurant/retail and government sectors leading growth.

2. Dal-Tile recently launched the Statements by daltile™ program, a unique marketing program designed to increase ceramic tile sales among floor covering retailers. Leveraging our tile and stone expertise and extensive product portfolio, Dal-Tile developed a turnkey ceramic tile "showroom within a showroom" concept that presents the complete Daltile® product portfolio. Beyond the merchandising designed to aid customers through the selection process, Statements by daltile dealers receive innovative marketing benefits such as an internet-based lead generation program, customized technology kiosk, advertising/promotional support, training and operational and financial benefits. This program is the first of its kind in the ceramic tile category and is designed to further grow share in the residential remodeling segment.

3. Expanded offerings of both floor and wall tile led to an increased presence in the home center channel. Also, broader design alternatives for larger ceramic tiles at all price levels were introduced to meet growing demand.

A Well-Designed Market Strategy

An internal distribution network helps to support Dal-Tile's leading share of the U.S. tile market and complements its presence in specialty and do-it-yourself (DIY) retail stores. This network includes Company-owned sales and service centers, as well as stone centers and design galleries, each located in strategic markets throughout the U.S. These facilities enable Dal-Tile to provide a high level of customer service throughout the country. In addition, Dal-Tile's American Olean® brand is available through qualified independent distributors and select Company sales centers.



Houston Gallery


daltile

New York Gallery

Market Opportunity: Mexico

Dal-Tile's growing business in Mexico will receive a significant boost this spring when a new plant in Salamanca becomes operational. This facility will manufacture product targeted to the value segment of the Mexican market, which comprises the majority of sales in Mexico. The new plant also will enable Dal-Tile to better penetrate the major metropolitan centers of Mexico City and Guadalajara.


MEXICO
BELIZE
Belmopan
HONDURAS

Unilin





A CONVERSATION WITH

Bernard Thiers
President, Unilin

Unilin participates in multiple product categories across multiple markets. What is the best way to view this diverse portfolio?

We always look at Unilin as having three product lines: flooring, panels and insulation products. Flooring spans both the hardwood and laminate categories in the U.S. and Europe. Panels include chipboards, MDF and HDF boards, as well as decorative panels, wall systems and furniture. The insulation line focuses on structural insulated roof panels and insulation boards for floors, walls and roofs.

Where do you see the most significant opportunities for growth of the flooring business in the next few years?

We are looking beyond Europe to expand into large growth markets such as Russia and Brazil. To date, Russia has been our focus, and we have successfully opened our manufacturing facility there to grow our presence in that important market. We have further enhanced our presence outside the U.S. and Europe with our acquisition in Australia of Premium Floors, distributor of laminate and wood flooring products, and realignment of our Malaysian operations. We continue to explore opportunities around the world. Within Europe, we are expanding our laminate and wood products further into the DIY market.

What are the dynamics of the panel and insulation product lines?

The market for panels is mature, so the focus has been to develop new applications to bring added value to this business. One strategy is to deliver innovative new applications for the panels, such as our new furniture line, didit™. We also are focusing our marketing of the panels to trade professionals, who value the higher level of service that we can provide. Insulation is an excellent business right now because of European regulations that require increased energy efficiency in buildings. We believe demand for our insulation products will stay strong in the foreseeable future. As a result, we will expand our existing insulation capacity by 50 percent in 2012 and plan to construct an additional plant in France in 2013.



What is your strategy for the DIY channel in Europe and how does it differ from the U.S.?

The European DIY channel is fragmented. There is no pan-European chain; rather, DIY retail brands tend to be country-specific. This environment allows us to partner with retailers who will offer Quick-Step® flooring as a premium brand with a point-of-sale concept shop within their stores. As a result, we can maintain the same premium price point in both the DIY and the specialty retail channels. The DIY retailer gets a higher-end product with better margins, and we gain expanded distribution while ensuring the integrity of the brand. The U.S. model is entirely different because distribution is concentrated among a small number of national DIY chains. In this situation, it works much better for the retailer to utilize private label products from us.

How does the growth strategy in the U.S. differ from that in Europe?

In each, we develop products that maximize use of the manufacturing facilities and the production expertise we have. In Europe, the product expansion has been enhanced with our use of HDF for the core, combined with premium veneers and surface effects. In the U.S., we are expanding our offerings to focus more on domestic exotic woods and products that feature a wide range of textured, distressed and high-performance surfaces.

Unilin has established a growing business in Russia. What are the competitive dynamics of the Russian market, and how will the new plant in Russia improve your business?

Importing product from Western Europe is difficult. High import duties and freight add to our costs. Lead times also are long and logistics are not optimal. There are several suppliers with local production, but there is very little product targeted to the high end of the market. As a premium laminate, Quick-Step flooring is very well positioned. Local production will improve our cost position and logistics, so we can better serve our customers, with room for growth without additional investment in new construction.

Unilin At-A-Glance



Brands

Columbia®
Century®
Quick-Step®
Unilin®
didit™ Furniture

Highlights

1 Unilin's patented Uniclic® technology has been extended to ready-to-assemble furniture, with the didit™ line. Designed to take the difficulty out of ready-to-assemble furniture, the technology has the potential to create a new product category. Initial distribution is underway through a national retailer in the U.K.

2 Unilin acquired Premium Floors, the largest distributor of laminate and wood flooring products in Australia. The acquisition follows a successful partnership with the distributor, which covers the entire continent with five regional distribution points.

3 In Malaysia, Unilin is completing consolidation of its two hardwood manufacturing plants into one plant to realize improved operating efficiencies and productivity. The newly configured plant will support growth in Europe and the Asia-Pacific region.

4 *Floor Covering Weekly* honored Quick-Step with its 2011 Dealers' Choice award for the Veresque™ laminate collection.

Innovative Ideas

Since its founding more than 50 years ago, Unilin has placed innovation at the forefront of its culture. The organization looks continually for new ways to leverage its technology into new products. Its Uniclic® installation technology, for example, has been successfully added to the hardwood category, luxury vinyl tile and now into ready-to-assemble furniture.



Quick-Step Elite™ with a multi-gloss finish and more natural look.



Quick-Step Vogue™ with highly textured antique character.



Decorwood® Brazilian Walnut.

Sales By Geography


80%
20%

NON-U.S.
U.S.

Unilin has worldwide sales strength and in 2011 increased its global coverage in Russia and Australia.

Sales By Product


68%
32%

FLOORING
NON-FLOORING

Unilin continues to have strong flooring product coverage.

Financial Highlights

(in thousands, except per share data)

Years Ended December 31,	2011	2010	2009	2008	2007
Net sales	$ 5,642,258	5,319,072	5,344,024	6,826,348	7,586,018
Gross profit	1,416,879	1,402,600	1,232,230	1,737,764	2,114,784
Operating income (loss) [(a)]	315,542	314,169	43,730	(1,124,134)	750,106
Net earnings (loss) attributable to Mohawk Industries, Inc. [(a) (b)]	$ 173,922	185,471	(5,499)	(1,458,228)	706,814
Basic earnings (loss) per share [(a) (b)]	$ 2.53	2.66	(0.08)	(21.32)	10.37
Diluted earnings (loss) per share [(a) (b)]	$ 2.52	2.65	(0.08)	(21.32)	10.32
Balance sheet data:					
Cash and cash equivalents (including restricted cash)	$ 311,945	382,171	531,458	93,519	89,604
Receivables, net	686,165	614,473	673,931	696,284	821,113
Inventories	1,113,630	1,007,503	892,981	1,168,272	1,276,568
Total current assets	2,398,164	2,248,613	2,359,000	2,246,249	2,449,720
Property, plant and equipment, net	1,712,154	1,687,124	1,791,412	1,925,742	1,975,721
Goodwill and intangibles	1,980,275	2,046,521	2,196,470	2,247,284	3,969,208
Total assets [(a) (b)]	$ 6,206,228	6,098,926	6,391,446	6,446,175	8,680,050
Accounts payable and accrued expenses	$ 715,091	698,326	831,115	782,131	951,061
Total current liabilities	1,101,346	1,048,914	884,022	876,916	1,211,500
Long-term debt (including current portion)	1,586,439	1,653,582	1,854,479	1,954,786	2,281,834
Total stockholders' equity	3,415,785	3,271,556	3,200,823	3,153,803	4,707,357
Total liabilities and stockholders' equity	$ 6,206,228	6,098,926	6,391,446	6,446,175	8,680,050
Cash flow data:					
Net cash provided by operating activities	$ 300,993	319,712	672,205	576,086	880,395
Depreciation and amortization	297,734	296,773	303,004	295,054	306,437
Capital expenditures	275,573	156,180	108,925	217,824	163,076
Acquisitions	24,097	79,917	5,924	8,276	147,097
Working capital [(c)]	1,296,818	1,199,699	1,474,978	1,369,333	1,238,220
Changes in debt	$ (67,672)	(200,804)	(103,558)	(333,112)	(534,201)

The year 2011 consolidated financial statements and management's discussion and analysis of financial condition and results of operations are provided in the Company's 2012 Proxy Statement under Appendix B.

(a) In 2009, the Company recorded pre-tax charges related to: discontinued carpet tiles of $133,492, business restructurings of $61,725 and $61,794 related to unusually high raw material costs incurred in the latter part of 2008, flowing through cost of sales in the first quarter of 2009.

(b) During 2007, the Company implemented a change in residency in one of its foreign subsidiaries. This tax restructuring resulted in a step-up in the subsidiary's taxable basis, which resulted in the recognition of a deferred tax asset of approximately $245,000 and a related income tax benefit of approximately $272,000. During 2008, the Company recorded a valuation allowance of approximately $253,000 against the deferred tax asset described above.

(c) Working capital is defined as current assets less current liabilities.

Reconciliation of Non-GAAP Measures

(in thousands, except per share data)

Adjusted Net Earnings Attributable to Mohawk Industries, Inc. and Adjusted Diluted Earnings Per Share Attributable to Mohawk Industries, Inc.	2011	2010
Net earnings attributable to Mohawk Industries, Inc.	$ 173,922	185,471
Reconciling items:		
Unrealized foreign currency losses [(a)]	9,085	–
Operating lease correction [(b)]	6,035	–
Business restructurings	23,209	13,156
Debt extinguishment costs	1,116	7,514
Acquisitions purchase accounting	–	1,713
U.S. customs refund	–	(7,730)
Discrete tax items, net	–	(24,407)
Income taxes	(11,749)	(2,592)
Adjusted net earnings attributable to Mohawk Industries, Inc.	201,618	173,125
Adjusted diluted earnings per share attributable to Mohawk Industries, Inc.	$ 2.92	2.52
Weighted-average common shares outstanding – diluted	68,964	68,764

(a) Unrealized foreign currency losses in Q3 2011 for certain of the Company's consolidated foreign subsidiaries that measure financial position and results using the U.S. dollar rather than the local currency.

(b) Correction of an immaterial error related to accounting for operating leases.

The Company believes it is useful for itself and investors to review, as applicable, both GAAP and the above non-GAAP measures in order to assess the performance of the Company's business for planning and forecasting in subsequent periods.

Reconciliation of Non-GAAP Measures (continued)

(in thousands)

Adjusted operating income and Adjusted EBITDA	2011	2010	2009	2008	2007
Operating income (loss)	$ 315,542	314,169	43,730	(1,124,134)	750,106
Add: Impairment of goodwill and other intangibles	–	–	–	1,543,397	–
Business restructurings	23,209	13,156	61,725	29,670	14,200
Operating lease correction [e]	6,035	–	–	–	–
Commercial carpet tile reserve	–	–	133,492	44,338	–
Higher cost inventory flow through [f]	–	–	61,794	–	–
Adjusted operating income [a]	$ 344,786	327,325	300,741	493,271	764,306
Less: Net earnings attributable to noncontrolling interest	(4,303)	(4,464)	(4,480)	(5,694)	(7,599)
Add: Depreciation and amortization	297,734	296,773	303,004	295,054	306,437
Other income (expense), net	(14,051)	3,900	5,588	(21,288)	6,925
Unrealized foreign currency losses [g]	9,085	–	–	–	–
U.S. customs refund	–	7,730	–	–	9,154
Adjusted EBITDA [b]	$ 633,251	631,264	604,853	761,343	1,079,223
Net Debt					
Long-term debt (including current portion)	$ 1,586,439	1,653,582	1,854,479	1,954,786	2,281,834
Less: Cash and cash equivalents (including restricted cash)	(311,945)	(382,171)	(531,458)	(93,519)	(89,604)
Net Debt [c]	$ 1,274,494	1,271,411	1,323,021	1,861,267	2,192,230
Capital					
Long-term debt (including current portion)	$ 1,586,439	1,653,582	1,854,479	1,954,786	2,281,834
Total stockholders' equity	3,415,785	3,271,556	3,200,823	3,153,803	4,707,357
Capital	$ 5,002,224	4,925,138	5,055,302	5,108,589	6,989,191
Net debt to adjusted EBITDA [d]	2.0	2.0	2.2	2.4	2.0
Net Debt to Capital [c]	25.5%	25.8%	26.2%	36.4%	31.4%

(a) The non-GAAP measure "Adjusted Operating Income" is used to compare operating results. Management uses the information to review results excluding items that are not necessarily indicative of ongoing results.

(b) The non-GAAP measure "Adjusted EBITDA" is used to more clearly evaluate our cash generation from operations.

(c) The non-GAAP measures "Net Debt" and "Net Debt to Capital" are used to more clearly evaluate our capital structure and leverage.

(d) The non-GAAP measure "Net Debt to Adjusted EBITDA" is used to more clearly show the number of times our operating cash flow covers leverage.

(e) Correction of an immaterial error related to accounting for operating leases.

(f) Unusually high raw material costs incurred in the latter part of 2008, flowing through cost of sales in the first quarter of 2009.

(g) Unrealized foreign currency losses in Q3 2011 for certain of the Company's consolidated foreign subsidiaries that measure financial position and results using the U.S. dollar rather than the local currency.

Cash and Cash Equivalents

$ in millions



90
312
2007
2011

Year-end cash declined due to a bond redemption earlier in the year.

Net Debt to Capital

percentage



31.4
25.5
2007
2011

Our balance sheet leverage remains close to historical lows.

Net Debt to Adjusted EBITDA



2.0
2.0
2007
2011

Despite an industry recession, our balance sheet strength has remained consistent.

Consolidated Adjusted EBITDA

$ in millions



1,079
633
2007
2011

Our businesses continue to generate a healthy level of operating cash.



From Left to Right: Joseph A. Onorato, W. Christopher Wellborn, Phyllis O. Bonanno, Frans De Cock, Richard C. Ill, Jeffrey S. Lorberbaum, Karen A. Smith Bogart, Bruce C. Bruckmann, John F. Fiedler, David L. Kolb

Board of Directors

Joseph A. Onorato [1][2]
Former Chief Financial Officer of Echlin, Inc.
(a manufacturer of automotive parts)

W. Christopher Wellborn
President and Chief Operating Officer

Phyllis O. Bonanno [3]
Former President and Chief Executive Officer
of International Trade Solutions, Inc.
(an international trade consulting firm)

Frans De Cock
Former President of Unilin

Richard C. Ill [1]
Chairman of Triumph Group, Inc.
(a public, international aviation services company)

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer

Karen A. Smith Bogart [2]
President of Pacific Tributes, Inc.,
(a start-up firm providing web-based printing services)

Bruce C. Bruckmann [1][3]
Managing Director of Bruckmann, Rosser,
Sherrill & Co., Inc. (a venture capital firm)

John F. Fiedler [2]
Former Chairman and Chief Executive Officer
of Borg-Warner Automotive Inc.
(a manufacturer of automotive parts)

David L. Kolb [3]
Former Chairman and Chief Executive Officer
of Mohawk Industries, Inc.

Please see the Company's 2011 Proxy Statement for a listing of our Executive Officers.
The Proxy Statement is available via the Internet at www.mohawkind.com under Investor Information.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

Shareholder Information

CORPORATE HEADQUARTERS
P.O. Box 12069
160 South Industrial Boulevard
Calhoun, Georgia 30703
(706) 624-2246

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Atlanta, Georgia

CORPORATE COUNSEL
Alston & Bird LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
Corporate Trust Client Services
16633 N. Dallas Parkway, Suite 600
Addison, Texas 75001
(972) 588-1889

PUBLICATIONS
The Company's Annual Report, Proxy Statement, Form 8-K, 10-K and 10-Q reports are available without charge and can be ordered via our stockholder communications service at (800) 625-7721 or via the Internet at www.mohawkind.com under Investor Information. Written requests should be sent to Deby Forbus at the Company's headquarters address above.

PRODUCT INQUIRIES
For more information about Mohawk's products, visit our websites:
www.mohawkflooring.com.
www.daltile.com
www.unilin.com

INVESTOR/ANALYST CONTACT
For additional information about Mohawk, please contact Frank H. Boykin at (706) 624-2695 or at the Company's headquarters address above.

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting of Stockholders of Mohawk Industries, Inc., will be held at the Company's headquarters on South Industrial Boulevard in Calhoun, Georgia, on May 9, 2012, at 10:00 a.m. For directions and a map, call Deby Forbus at (706) 624-2246.

COMMON STOCK PRICE RANGE
Mohawk's common stock is traded on the New York Stock Exchange under the symbol MHK. The table below sets forth the high and low sales prices per share of the common stock as reported by the exchange, for each period indicated.

MOHAWK COMMON STOCK

2011	High	Low
First Quarter	$63.12	$54.42
Second Quarter	68.86	57.43
Third Quarter	61.47	39.93
Fourth Quarter	61.30	40.19
2010	**High**	**Low**
First Quarter	$55.52	$41.33
Second Quarter	66.93	43.58
Third Quarter	54.94	42.61
Fourth Quarter	61.28	51.55

SUSTAINABILITY
Mohawk is recognized as a leader in sustainability and environmental stewardship, with a determined focus on responsible use of raw materials, recycling, waste management and water and energy conservation throughout its business and operations.

EQUAL OPPORTUNITY
Mohawk is an Equal Opportunity/ Affirmative Action employer committed to attracting a diverse pool of applicants and sustaining an inclusive workforce.

NYSE AFFIRMATION CERTIFICATIONS
As a listed Company with the New York Stock Exchange ("NYSE"), Mohawk is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission ("SEC"). Among other requirements, Mohawk's CEO, as required by Section 303A.12(a) of the NYSE Listing Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On June 2, 2011, Mohawk's CEO Jeffrey S. Lorberbaum, submitted such a certification to the NYSE which stated that he was not aware of any violation by Mohawk of the NYSE Corporate Governance listing standards.

The Company has filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of Sarbanes-Oxley Act of 2002 as an exhibit to the Company's Form 10-K for the year ended December 31, 2011.

Stock Performance Graph

The following is a line graph comparing the yearly percentage change in the Company's cumulative total stockholder returns to those of the Standard & Poor's 500 Index and a group of peer issuers beginning on December 31, 2006 and ending on December 31, 2011.

The peer group includes the following companies: Armstrong World Industries, Inc.; Dixie Group, Inc.; Interface, Inc.; Leggett & Platt, Inc.; MASCO Corporation; and Stanley Black & Decker, Inc. Total return values were calculated based on cumulative total return, assuming the value of the investment in the Company's Common Stock and in each index on December 31, 2006 was $100 and that all dividends were reinvested. The Company is not included in the peer group because management believes that, by excluding the Company, investors will have a more accurate view of the Company's performance relative to peer companies.


$120
$100
$ 80
$ 60
$ 40
$100
$98.76
$90.57
$79.98
2006
2007
2008
2009
2010
2011
Mohawk Industries, Inc.
S&P 500 Index - Total Returns
Peer Group


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C101537





ALWAYS IN STYLE

Mohawk Industries, Inc. is one of the world's leading flooring companies with operations in North America, Europe, Asia and Australia. Our products and brands span every major flooring category across a wide range of price points and distribution channels. We are headquartered in Calhoun, Georgia, and our shares trade on the New York Stock Exchange under the ticker symbol "MHK."


MOHAWK

160 South Industrial Boulevard
Calhoun, Georgia 30701
www.mohawkind.com